Suite 1210 – 885 West Georgia Street
Vancouver, BC V6C 3E8

TSX: SLX

SILVERMEX FILES FORM 40-F WITH U.S. SECURITIES AND EXCHANGE COMMISSION

Vancouver, BC, Canada – June 10, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces the filing of its 2010 annual report on Form 40-F with the United States Securities and Exchange Commission (“SEC”), pursuant to section 13 of the United States Securities Exchange Act of 1934.

The Form 40-F includes the Company’s audited financial statements for the year ended December 31, 2010, the Management’s Discussion and Analysis, and the Annual Information Form for 2010, as well as the inclusion of note disclosure of the significant differences between Canadian and United States Generally Accepted Accounting Principles. "We are very pleased to have achieved the milestone of this 40-F filing within the United States", said Duane Nelson, CEO. "We thank our staff, auditors, lawyers and all those involved in preparation of the documentation for their rapid and diligent work.”

The Company’s Canadian regulatory filings are available on SEDAR at www.sedar.com, U.S. regulatory filings are available on EDGAR at www.sec.gov, or alternatively on the Company's website at www.silvermexresources.com . Hard copies of the audited financial statements and accompanying notes are available, free of charge, to shareholders upon written request.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused in Mexico and led by a highly qualified team of professionals from some of the most notable companies in the silver mining sector. The Company’s portfolio of projects ranges from advanced stage exploration to production. Its core asset is the producing La Guitarra silver-gold mine located in the Temascaltepec Mining District of Mexico. Silvermex is currently working to increase production at the mine to full capacity and is conducting extensive exploration to further develop the district. Silvermex is well financed to further develop resources organically from its multiple projects as well as from the acquisition of additional assets that will drive production growth.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant, Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.